
Bionomics
Limited


03050231

20 March 2003

SUPPL

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


SEC MAIL PROCESSING
RECEIVED
MAR 27 2003
WASH, D.C. 165 SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

dlw 4/28

82-34682


Bionomics
Limited

20 March 2003

Dear Shareholder,

We recently sent you a letter inviting you to participate in the Bionomics' Share Purchase Plan ("SPP"). The letter stated that the offer would close at 5.00pm (AEST) on 21 March 2003. If you have already accepted this offer, we thank you for your support and confirm that we will be issuing your shares by 31 March 2003.

During the course of the last week, the Company has contacted over 1,000 shareholders to confirm they had received this invitation and to remind them of the closing date. We enjoyed the opportunity to speak with our shareholders in relation to the SPP. Following these calls, we have been concerned by the number of shareholders who either did not receive their invitation to participate in the SPP or were not aware that the offer was to close on Friday 21 March 2003.

For this reason, we have decided to extend the offer close date to 5.00pm (AEST) on 4 April 2003.

The SPP provides an opportunity for you to buy additional ordinary shares in Bionomics at the price of 30 cents per share, to a maximum of $5,000 per shareholder. The price of Bionomics shares at the close of trade on the day preceding the date of this letter was 34.5 cents per share.

Shareholders should refer to their invitation letter dated 19 February 2003 for the full terms and conditions of the SPP. Any shareholders who do not have this letter should contact Bionomics on 08 8354 6100 and we will forward a copy of the invitation to you.

Should you wish to accept this offer, please complete the attached application form and forward it to our share registry with your payment by cheque made payable to "Bionomics Limited Share Purchase Plan".

Yours sincerely,

Fraser Ainsworth AM
Chairman

31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au
Web Address www.bionomics.com.au **ABN** 53 075 582 740

82-34682.



Bionomics
Limited

ABN 53 075 582 740

APPLICATION FORM

SHAREHOLDER INFORMATION
TO BE INSERTED BY SHARE REGISTRY

Record Date: ***18 February 2003***
Closing Date: ***4 April 2003***
Purchase Price: ***$0.30 per share***

A | Offer Choice and Payment Instructions

Members eligible to participate in the BIONOMICS Share Purchase Plan ("**SPP**") may select **one only** of the following offers to purchase shares in Bionomics Limited ("Bionomics"):

	Number of Shares which may be purchased	**Total amount payable @*A$0.30* per share**
Offer A	3,333 shares	A$999.90
Offer B	10,000 shares	A$3,000.00
Offer C	16,666 shares	A$4,999.80

I/We wish to apply for the number of shares set out below in accordance with the terms and conditions of the Bionomics Share Purchase Plan, as set out in the letter dated 19 February 2003.

Indicate your choice below by marking one box only.

☐ Offer A – 3,333 shares A$999.90 ☐ Offer B – 10,000 shares A$3,000.00 ☐ Offer C – 16,666 shares A$4,999.80

Record cheque details below

Drawer	Cheque number	BSB number	Account number	Amount A$

a) Payments may only be made by cheque in Australian dollars and drawn on an Australian Financial Institution within Australia. Please make the cheque payable to **"Bionomics Limited Share Purchase Plan"** and crossed "Not Negotiable". Please ensure that you submit the correct amount. Incorrect payments may result in your application being rejected.
b) Payments must be made via cheque accompanying the Application Form.
c) Cash will not be accepted via the mail or at the Bionomics Share Registry.
d) Ensure that your Application form and cheque reach Computershare Investor Services Pty Limited by the extended closing date of the Offer being no later than 5.00pm (AEST) on 4 April 2003.

B | Contact Details

Please provide a telephone number and contact name in case we need to contact you

Home telephone number	Work telephone number	Contact name

C | Certification and Acknowledgments

By lodging this form with your cheque you confirm that you have read, understood and agreed to the terms and conditions of the SPP. You certify that the total cost of all shares purchased by you (including through joint and beneficial holdings) under this offer, and any similar offer made by Bionomics in the 12 months prior to this application, does not exceed A$5,000.

NO SIGNATURE IS REQUIRED ON THIS FORM THIS OFFER IS NON-RENOUNCEABLE

Application Forms and cheques must be received no later than 5.00pm (AEST) on 4 April 2003 at:

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
ADELAIDE SA 5000

You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SPP.
Bionomics may settle, in any manner it thinks fit, any dispute or anomalies which may arise in connection with or by reason of the operation of the SPP, whether generally or in relation to any applicant or application of shares. The decision of Bionomics will be conclusive and binding on all persons to whom the determination relates. Bionomics reserves the right to waive compliance with any provision of the SPP terms and conditions, or to vary those terms and conditions if required to comply with the ASX Listing Rules.